Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in the Registration Statement on Form S-1 of our report dated October 13, 2021, on the balance sheets of Sugarmade, Inc. and Subsidiary (“the Company”) as of June 30, 2021 and 2020 and the related statements of operations, stockholders’ deficit, cash flows and the related notes to consolidated financial statements (collectively referred to as the consolidated financial statements) for the years ended June 30, 2021 and 2020. Our report contains an emphasis of matter paragraph regarding substantial doubt as to the Company’s ability to continue as a going concern. We also consent to the reference to our Firm under the heading “Experts” in the Offering Circular, which is part of the Offering Statement.

/s/ L&L CPAS, PA

Plantation, FL

March 16, 2022